Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province Diamonds Receives Budget Proposal for 2007 5034 N Bulk
    Sampling Program

    Shares Issued and Outstanding: 59,455,493
    TSX: MPV
    AMEX: MDM

    TORONTO and NEW YORK, April 30 /CNW/ - Mountain Province Diamonds Inc
(TSX: MPV, AMEX: MDM) (the "Company") today announced that the operator of the
Gahcho Ku diamond project, De Beers Canada Inc ("De Beers"), has presented a
C$7.63 million draft budget proposal to the joint venture partners in support of the 2007 5034 North bulk sampling program. The joint venture partners are currently reviewing the budget proposal and plan to meet in May to make a decision.
    As previously announced, the Joint Venture is currently considering undertaking a land-based large diameter (5.75 inches) core drilling program at the 5034 North Lobe during the summer of 2007. This program will be used to extract approximately 100 carats to confirm micro to macro relationships being used to evaluate the North Lobe. Current indications are that five to seven large diameter core holes over 1,500 meters should be sufficient to recover the approximate 60 tonnes required for recovery of the 100 carat sample. In addition, geochemical analysis and thin section work will be completed on the five holes drilled into the East Lobe during the 2007 winter core drill program. This analysis will be used to confirm continuity between the two lobes. Confirmation of the kimberlite continuity will allow the extrapolation of diamond revenue data from the 5034 East Lobe to the North Lobe. The results of the above work will be used with existing data to raise the resource confidence of the North Lobe from Inferred to Indicated.
    Commenting, Mountain Province Diamonds President and CEO, Patrick Evans,
said: "We are pleased that De Beers is continuing to support the proper and timely exploration and development of the Gahcho Ku diamond project. It is essential for the joint venture partners to have the highest possible level of confidence in the Gahcho Ku mineral resource prior to the commencement of a definitive feasibility study."

    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at
1.35 carats per tonne (approximately 22.9 million carats). Gahcho Ku is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.
    Mountain Province Diamonds is a joint venture partner with De Beers
Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. On
February 23, 2007, Mountain Province mailed documents relating to a take-over bid for the balance of the outstanding shares, options and warrants of Camphor
Ventures. On April 4, 2007 Mountain Province took up and paid for those
Camphor Venture shares tendered into the take-over bid with the result that
Mountain Province now owns approximately 93 percent of Camphor Ventures. Since the offer was accepted by holders of more than 90 percent of the Camphor common shares, Mountain Province has commenced the compulsory acquisition of the remaining Camphor common shares not already owned. Following which
Mountain Province will control 49 percent of the Gahcho Kue Joint Venture. De
Beers is the operator of the project and can be called on by the joint venture partners to fund the project through to commercial production. If called on to fund a definitive feasibility study De Beers has the right to increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction De Beers will have the right to increase its interest to 60 percent following the commencement of commercial production.

    Qualified Person

    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements

    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
    (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 07:45e 30-APR-07